S

17005947

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2017
Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-67930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP Bullhound, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1620
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alec Dafferner (415)-986-0168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alec Dafferner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Bullhound, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Partner

Title

Notary Public

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of GP Bullhound, Inc.

We have audited the accompanying statement of financial condition of GP Bullhound, Inc. as of December 31, 2016, and the related statements of operations, changes in GP Bullhound, Inc. equity, and cash flows for the year then ended. These financial statements are the responsibility of GP Bullhound, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Bullhound, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of GP Bullhound, Inc.'s financial statements. The supplemental information is the responsibility of GP Bullhound, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

GP BULLHOUND, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash in bank	$	288,570
Restricted certificate of deposit		65,286
Accounts receivable		1,173,732
Employee advance		100,000
Deposits and Prepaid Expenses		15,450
Furniture, equipment, leasehold improvements and automobiles, net of accumulated depreciation of $107,359		58,933
Total Assets	$	1,701,971

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	81,496
Discretionary bonuses payable		949,828
Income taxes payable		9,149
Deferred income tax liability		3,266
Total Liabilities		1,043,739
Shareholders' equity:		
Capital stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		199,999
Retained earnings		458,232
Total Shareholders' equity		658,232
Total Liabilites and Shareholders' Equity	$	1,701,971

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue		
Fees and commissions earned	$	2,647,141
Other income		3,434
Total revenue		2,650,575
Expenses		
Salaries and bonuses		1,802,440
Employee Benefits		57,753
Travel and entertainment, net		147,785
Rent		161,495
Telephone, internet and communication		54,227
Professional fees:		
Consulting		118,199
Legal		7,345
Accounting		46,275
Recruiting		38,000
Insurance		67,169
Office expense		6,234
Regulatory fees		13,915
Depreciation		22,861
Other		36,327
Total expenses		2,580,025
Income before provision for income taxes		70,550
Foreign tax credit		(6,000)
Provision for/(benefit from) income taxes		12,389
Net income	$	52,161

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2015	100	$ 1	$ 199,999	$ 406,071	$ 606,071
Net income	-	-	-	52,161	52,161
Balance - December 31, 2016	100	$ 1	$ 199,999	$ 458,232	$ 658,232

The accompanying notes are an integral part of these financial statements.

GP BULLHOUND, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net income	$ 52,161
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	22,861
(Increase) decrease in	
Restricted certificate of deposit	(65)
Accounts receivable	(2,086)
Employee advance	(100,000)
Deposits and prepaid expenses	90,850
Increase (decrease) in	
Accounts payable and accrued liabilities	(143,287)
Income taxes payable	9,149
Deferred income tax liability	(7,060)
Net cash used in operating activities	(77,477)
Cash flows from investing activities:	
Additions to fixed assets	(7,494)
Net cash used in investing activities	(7,494)
Net decrease in cash	(84,971)
Cash balance, beginning of year	373,541
Cash balance, end of year	$ 288,570

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

GP Bullhound, Inc. was incorporated in the State of California on December 21, 2004, as a wholly owned subsidiary of GP Bullhound Holdings Ltd. (Parent), a U.K. head quartered investment advisory group holding company. GP Bullhound Holdings Ltd. is the holding company for an international group (GP Bullhound Group) that is recognized as one of the leading independent investment banks focused on the technology sector. Established in 1999, GP Bullhound Group has offices in London, England; Manchester, England; Stockholm, Sweden; Berlin, Germany; Paris, France; Marbella, Spain; Hong Kong; and San Francisco, California; as well as a fund management business in Jersey, the Channel Islands and Luxembourg.

GP Bullhound, Inc. (the Company) provides advisory services to its clients and clients of GP Bullhound Group. As a result, its revenue streams and accounts receivable at December 31, 2016 are derived from direct client work and work supporting clients of GP Bullhound Group.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

Liquidity

While the Company continues to generate revenues from its own client base, the continuing support of the Parent is anticipated, from time to time, for the future operations.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

Accounts receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable primarily consist of advisory services and success fee revenue billed to clients of the Company and to other companies within GP Bullhound Group.

Revenue Recognition

Revenue is recorded when advisory services, success fees or retainer income have been earned. Success fees are paid at the close of a successful deal generally calculated as a percentage of the transaction value.

1. Organization and Summary of Significant Accounting Policies (concluded)

Concentrations

Cash
The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, the Company's cash balance exceeded the FDIC insured limit by $38,570.

Major customers
The company derived $600,000 (23%) of the revenue for the year ended December 31, 2016 from a success fee related to one client. The Company also earned $1,645,695 (62%) of its 2016 revenue from advisory fees billed to GP Bullhound Group (see Note 7 – Related Party Transactions).

Income Taxes
The Company accounts for income taxes as required by the Financial Accounting Standards Board (FASB), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

Depreciation of Fixed Assets
Fixed assets are recorded at historical cost, net of accumulated depreciation and amortization. Furniture and equipment costing $75,869 are depreciated on a straight-line basis over five to ten years. Leasehold improvements costing $90,621 are amortized over 5 years, which is the expected lease period. Depreciation expense for the year ended December 31, 2016 was $22,861.

2. Shareholders' Equity

Pursuant to the Articles of Incorporation, GP Bullhound, Inc. was initially capitalized by the contribution of cash from the Parent with a value of $200,000. The Corporation is authorized to issue only one class of shares, designated common stock with a par value of $0.01 per share. The total number of shares which the Corporation is authorized to use is one thousand shares. One hundred shares are issued and outstanding.

3. Restricted Certificate of Deposit

The Company has a letter of credit for $65,000 at 5% over the prime rate with a local bank, which is secured by a $65,000 certificate of deposit. The letter of credit was required as part of the office renovation under the operating lease (see Note 6).

4. Income Taxes

The primary "timing" differences between taxable income and financial statement income are for differences between book and tax depreciation and in the period of deduction for California Franchise Taxes on the Federal return.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years before 2013.

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 70,550	$ 70,550	
Less prior year California Franchise Tax	-	(4,150)	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	4,255	4,255	
Deferred tax items:			
Depreciation per tax returns	(8,282)	(7,348)	
Depreciation per books	22,861	22,861	
Taxable income	$ 89,384	$ 86,168	
Income tax thereon – current	$ 7,902	$ 17,547	$ 25,449
Foreign tax credit	-	(6,000)	(6,000)
Deferred income tax provision	(1,286)	(5,774)	(7,060)
Total income tax expense, including deferred	$ 6,616	$ 5,773	$ 12,389

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $194,659, which was $188,398 in excess of its required net capital of $6,261. The Company's aggregate indebtedness to net capital ratio was .48 to 1.

6. Leases

The Company's operating lease for office space in San Francisco expires June 30, 2019. The annual base rent increases $2,220 annually. Rent expense during 2016 was $161,495.

The operating lease commitment for office space is as follows:

2017	$ 160,950
2018	163,170
2019	82,140
Total	$ 406,260

7. Related Party Transactions

The Company billed GP Bullhound Group $1,645,695 for advisory services performed on its behalf in 2016. There was a balance due of $1,145,695 from GP Bullhound Group at December 31, 2016.

8. Employee Advance

An officer of the Company was provided with an advance of $100,000 on November 2, 2016. These funds were repaid to the Company on January 31, 2017.

9. Subsequent Events

Management has evaluated subsequent events through February 21, 2017, the date on which the financial statements were available to be issued. No additional adjustments to, or disclosures in, the financial statements were deemed necessary.

GP BULLHOUND, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Company equity	$ 658,232
Add	
Discretionary bonuses payable	949,828
Total available capital	1,608,060
Less non-allowable assets	
Accounts receivable	(1,173,732)
Employee advance	(100,000)
Deposits and prepaid assets	(15,450)
Restricted certificate of deposit	(65,286)
Net furniture and equipment	(58,933)
Net capital	194,659
Greater of 6-2/3% of aggregate indebtedness ($93,911) or $5,000	6,261
Net capital in excess of requirement	$ 188,398
Ratio of aggregate indebtedness ($93,911) to net capital ($194,659) (required to be less than 15 to 1)	.48 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2016 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation (page 2 and 3)	$ 93,911	$ 194,659	.48 to 1
Change in accounts receivable	-	-	
Change in accounts payable	-	-	
Per statements as finalized	$ 93,911	$ 194,659	.48 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) GP Bullhound, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GP Bullhound, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) GP Bullhound, Inc. stated that GP Bullhound, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GP Bullhound, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GP Bullhound, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

GP Bullhound, Inc. Exemption Report

GP Bullhound, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending December 31st, 2016, without exception.

I, Alec Dafferner, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Partner

Date: 1/3/17

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
GP Bullhound, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by GP Bullhound, Inc. and the Securities and Exchange Commission, financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating GP Bullhound, Inc.'s compliance with the applicable instructions of Form SIPC-7. GP Bullhound, Inc.'s management is responsible for GP Bullhound, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for that period, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1205*******************ALL FOR AADC 940
67930 FINRA DEC
GP BULLHOUND INC
1 MARITIME PLZ STE 1620
SAN FRANCISCO CA 94111-3506

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ED SMITH 4152467502

2. A. General Assessment (item 2e from page 2) $ 6,626

B. Less payment made with SIPC-6 filed (exclude interest) (2,256)
07/01/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,370

E. Interest computed on late payment (see instruction E) for_____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,370

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 4,370

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GP BULLHOUND, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13th day of FEBRUARY, 20 17.

PARTNER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,650,575
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,650,575
2e. General Assessment @ .0025	$ 6,626 (to page 1, line 2.A.)